UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Amendment to Share Purchase Agreement

On February 4, 2025, Captivision Inc. (the “Company”), entered into Amendment No. 1 (the “Amendment”) to the Share Purchase Agreement dated June 12, 2024 (the “SPA”), between the Company and New Circle Principal Investments LLC (“New Circle”). Prior to the Amendment, New Circle was not obligated to purchase ordinary shares, par value $0.0001 per share (“Ordinary Shares”), from the Company to the extent such purchase would result in New Circle beneficially owning more than 4.99% of the then outstanding number of Ordinary Shares (the “Beneficial Ownership Limitation”). The Amendment amends the SPA to (i) increase the Beneficial Ownership Limitation from 4.99% to 9.99% and (ii) update for technical amendments to the pricing mechanics.

The foregoing is a brief description of the Amendment and is qualified in its entirety by reference to the full text of the Amendment, attached hereto as Exhibit 99.1.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Amendment No. 1 to Share Purchase Agreement, dated February 4, 2025, between Captivision Inc. and New Circle Principal Investments LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPTIVISION INC.

Date: February 5, 2025	By:	/s/ Gary R. Garrabrant
Gary R. Garrabrant
Chairman and CEO

2